UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

(Commission File No. 001-36221)

Kofax Limited

(Translation of registrant’s name into English)

Kofax Limited

15211 Laguna Canyon Road

Irvine, CA 92618-3146

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events

On June 4, 2014 Kofax Limited issued a regulatory announcement reporting that Anthony Macciola, Chief Technology Officer, exercised options pertaining to 10,000 Kofax ordinary shares.

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KOFAX LIMITED
(Registrant)

By:	/s/ James Arnold, Jr.
Name:	James Arnold, Jr.
Title:	Chief Financial Officer

Date: June 4, 2014

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release